UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15, Karamanli Avenue 16673 Voula Athens, Greece (011) (30) (210) 8914 600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paragon Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,437,500

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

3,437,500

10.	SHARES DISPOSITIVE POWER	[ ]

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,437,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y09675 102

The purpose of this Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 9, 2011 is to report the increase in beneficial ownership by Paragon Shipping Inc. (“Paragon Shipping”) of shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (the “Common Shares”) of Box Ships Inc., a Marshall Islands corporation (the “Issuer”), as the result of the acquisition of 1,170,900 Common Shares on May 19, 2011.

Item 1.	Security and Issuer.

No material change from the Schedule 13D filed with the Commission on May 9, 2011.

Item 2.	Identity and Background.

No material change from the Schedule 13D filed with the Commission on May 9, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to that certain purchase agreement, dated April 19, 2011, by and between Paragon Shipping and the Issuer, Paragon Shipping agreed to sell the containership vessel CMA CGM Kingfish to the Issuer for a specified cash amount and 1,170,900 restricted Common Shares. The conditions for the sale of the CMA CGM Kingfish set forth under the purchase agreement were satisfied when the vessel was delivered to the Issuer on May 19, 2011.

No additional consideration was paid for these Common Shares.

Item 4.	Purpose of Transaction.

No material change from the Schedule 13D filed with the Commission on May 9, 2011.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) As of May 27, 2011, the Issuer had outstanding 14,437,500 Common Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Paragon Shipping may be deemed to beneficially own 3,437,500 Common Shares, representing approximately 23.8% of the outstanding Common Shares.  Paragon Shipping has the sole power to vote 3,437,500 Common Shares and the shared power to vote 0 Common Shares.  Paragon Shipping has the sole power to dispose of 3,437,500 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this amended Schedule 13D. Other than Paragon Shipping, all of the persons listed in Item 2 collectively own less than 1% of the Issuer’s outstanding Common Shares.

(c.) To the best knowledge of Paragon Shipping, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days, other than the transactions previously reported and reported herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Paragon Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to that certain purchase agreement, dated as of April 19, 2011 by and between Paragon Shipping and the Issuer, Paragon Shipping agreed to sell the containership vessel CMA CGM Kingfish to the Issuer for a specified cash amount and 1,170,900 restricted Common Shares.  The conditions for the sale of the CMA CGM Kingfish set forth under the purchase agreement were satisfied upon the delivery of the vessel to the Issuer on May 19, 2011.

Other than as described above, there are no material changes from the Schedule 13D filed with the Commission on May 9, 2011.

Item 7.	Material to be Filed as Exhibits.

The form of purchase agreement for the sale of the CMA CGM Kingfish, filed with the Commission as Exhibit 10.7 to the Issuer’s registration statement on Form F-1 (File No. 333-173280) on April 4, 2011, is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2011

PARAGON SHIPPING

By: /s/ Michael Bodouroglou
------------------------------------------
Name:   Michael Bodouroglou
Title:     Chief Executive Officer